
500 N. ROSEMONT
Marriott

SENIOR HOUSING PROPERTIES TRUST

2001 Annual Report

02029746

ARS
P.E.
12/31/01

SNH
SENIOR HOUSING
PROPERTIES TRUST

The Company

Senior Housing Properties Trust (the "Company") is a real estate investment trust ("REIT") listed on the New York Stock Exchange under the symbol "SNH". The Company was formed in 1998 under the laws of the State of Maryland as a wholly owned subsidiary of HRPT Properties Trust ("HRPT") and in 1999, 51% of the ownership was spun-off to HRPT's shareholders. Qualification as a REIT under the Internal Revenue Code enables the Company to distribute its income to shareholders without federal income tax liability to the Company. The Company pays cash dividends on a quarterly basis.

The Company invests in senior housing real estate, including apartment buildings for aged residents, independent living properties, assisted living facilities and nursing homes. At March 15, 2002, the Company had a real estate portfolio of $1.2 billion consisting of 111 properties located in 28 states.



● Location of SNH Properties

SNH Listed NYSE THE NEW YORK STOCK EXCHANGE

The photo on the cover is one of our properties, The Forum at Tucson, in Tucson, Arizona, a retirement living community leased to Five Star Quality Care, Inc. and operated by a subsidiary of Marriott International, Inc.

FINANCIAL HIGHLIGHTS[1]

(amounts in thousands, except per share amounts)

INCOME STATEMENT DATA	Year Ended December 31,				
	2001	2000	1999	1998	1997
Total revenues[2]	$ 279,012	$ 75,522	$ 90,790	$ 88,306	$ 84,171
Income before gain on sale of properties[3]	17,018	31,022	14,834	46,236	44,723
Net income[3],[4]	17,018	58,437	14,834	46,236	44,723
Funds from operations[5]	44,517	47,638	67,091	64,533	62,549
Distributions[6]	79,613	46,722	15,601	—	—
Weighted average shares outstanding	30,859	25,958	26,000	26,000	26,000
PER SHARE:					
Income before gain on sale of properties[3]	$ 0.55	$ 1.20	$ 0.57	$ 1.78	$ 1.72
Net income[3],[4]	0.55	2.25	0.57	1.78	1.72
Distributions[6]	1.63	1.80	0.60	—	—

BALANCE SHEET DATA	At December 31,				
	2001	2000	1999	1998	1997
Real estate properties, at cost	$ 593,199	$ 593,395	$ 708,739	$ 732,393	$ 720,987
Real estate mortgages receivable, net	—	—	22,939	37,826	38,134
Total assets	867,303	530,573	654,000	686,296	692,586
Total indebtedness	252,707	97,000	200,000	—	—
Total shareholders' equity	574,624	422,310	409,406	642,069	646,938

(1) Prior to October 12, 1999, the Company and its properties were owned by HRPT. The data for these periods is presented as if the Company was a separate entity from HRPT. The financial highlights data should be read in conjunction with the consolidated financial statements and accompanying notes.

(2) Includes patient revenues from facilities' operations in 2001. Includes a gain on foreclosures and lease terminations of $7.1 million in 2000.

(3) Includes $4.2 million ($0.14 per share) of non-recurring general and administrative expenses related to the foreclosures and lease terminations and costs related to the spin-off of Five Star Quality Care, Inc. ("Five Star") of $3.7 million ($0.12 per share) in 2001, a gain on foreclosures and lease terminations of $7.1 million ($0.27 per share) and $3.5 million ($0.14 per share) of non-recurring general and administrative expenses related to the foreclosures and lease terminations in 2000, and an impairment loss write-down and loan loss reserve totaling $30.0 million (1.15 per share) in 1999.

(4) Includes a gain on sale of properties of $27.4 million ($1.06 per share) in 2000.

(5) Funds from operations ("FFO") is net income calculated in accordance with generally accepted accounting principles ("GAAP"): plus depreciation, amortization, other non-cash expenses and non-recurring items; and less gains on property sales and gain on foreclosures and lease terminations. FFO is further defined in the White Paper on Funds from Operations as approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 and as clarified from time to time thereafter. We consider FFO to be an appropriate measure of performance for an equity REIT, along with cash flow from operating activities, financing activities and investing activities, because it provides investors with an indication of an equity REIT's ability to incur and service debt, make capital expenditures, pay distributions and fund other cash needs. We compute FFO using the standards established by NAREIT, but exclude unusual and non-recurring items, certain non-cash items, and gains on sales of undepreciated properties, which may not be comparable to FFO reported by other REITs that define the term differently. FFO does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of financial performance or cash flow from operating activities, determined in accordance with GAAP, as a measure of liquidity. Cash flows provided by operating activities and cash available for distribution may not necessarily equal FFO because cash flows are affected by factors not included in the FFO calculation, such as changes in assets and liabilities.

(6) Includes a non-recurring distribution of Five Star common shares in 2001. Cash distributions with respect to 2001 were $29.6 million ($0.90 per share).

SENIOR HOUSING PROPERTIES TRUST

President's Letter to Shareholders

DEAR FELLOW SHAREHOLDERS:

In the past year, Senior Housing Properties Trust has undergone a remarkable transformation.

When 2001 began, 37% of our investments were in operating nursing homes which we had repossessed from bankrupt former tenants. Since that time, we have swapped or stabilized and leased these nursing homes; and we have doubled the company size by acquiring $600 million worth of up-market senior living communities. At the same time, we have actively used the capital markets to strengthen our financial position.

In chronological order, this transformation was achieved as follows:

- In June and July 2001, we issued 1,095,780 trust preferred securities with a liquidation value of $27.4 million. These securities are callable by us at par after five years, but they do not mature until 2041.
- In July 2001, we issued 3,445,000 common shares for net proceeds, after underwriting and issuance costs, of $42.2 million.
- In August 2001, we agreed to purchase 31 senior living communities for $600 million. These properties are managed by a subsidiary of Marriott International, Inc. They are stabilized, up-market properties. They are about 90% occupied, and about 90% of the revenues at these communities are paid by residents from their private resources. This transaction was scheduled to close in the first quarter of 2002.
- In October 2001, we issued 14,047,000 common shares for net proceeds, after underwriting and issuance costs, of $171.5 million.
- In December 2001, we issued $245 million of 8 5/8% senior unsecured notes. These interest only notes mature in 2012.
- From the time we repossessed our nursing homes from the former tenants in mid-2000 through December 31, 2001, we invested about $13 million in these properties to correct deferred maintenance and took other actions to stabilize and improve operations. By year end 2001, these formerly distressed properties had combined occupancy of 88% and approximately 24% of the revenues were from private pay resources.
- At year end 2001, we distributed to our shareholders shares of Five Star Quality Care, Inc. in a spin off transaction. We created Five Star in 2000 as a subsidiary to operate our repossessed nursing homes, and after the spin off Five Star leased these properties from us on a long-term basis for $7 million/year plus escalations. Five Star is now separately listed on the American Stock Exchange under the symbol "FVE".
- On January 2, 2002, we entered an exchange transaction with HEALTHSOUTH Corporation. HEALTHSOUTH was our tenant for five nursing homes which were subleased to a nursing home operating company. The operating company defaulted and HEALTHSOUTH assumed financial responsibility for our leases, but the operations of those properties were insufficient to cover rents being paid to us by HEALTHSOUTH. We exchanged these five nursing homes for two better performing rehabilitation hospitals operated by HEALTHSOUTH. The rent was reduced, but the lease maturity was extended from year end 2006 to year end 2011, and the operating profits of the hospitals now cover the rent obligations to us.
- On January 11, 2002, we closed our acquisition of $600 million of senior living communities announced in August. These properties were simultaneously leased to Five Star, but Marriott continues to manage them.
- On February 15, 2002, we issued 15,000,000 common shares for net proceeds, after underwriting and issuance costs, of $195.5 million.

Today, Senior Housing Properties Trust has over $1 billion of total market capitalization. We own 111 properties located in 28 states. Our portfolio of properties and tenants is among the strongest of all the senior housing and healthcare REITs. Approximately 82% of our rents come from properties where over 88% of the operating revenues is from private resources, rather than from the Medicare or Medicaid programs. Our financial condition is among the strongest among all senior housing and healthcare REITs. Only 28% of our total book capitalization is debt (28% of market value capitalization). We are poised for renewed growth.

On behalf of our management team, I want to thank our continuing shareholders for their encouragement and support during the transition period. I also want to thank all our new shareholders who have provided us with the capital necessary to make this transformation possible.

Sincerely,

David J. Hegarty

David J. Hegarty
President and Chief Operating Officer
April 5, 2002

Management's Discussion and Analysis

of financial condition and results of operations

RESULTS OF OPERATIONS

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Total revenues for the year ended December 31, 2001, were $279.0 million, compared to total revenues of $75.5 million for the year ended December 31, 2000. Included in total revenues for the year ended December 31, 2001, are revenues from facilities' operations of $229.2 million. On July 1, 2000, we assumed nursing home operations from bankrupt former tenants. Because we had not received substantially all of the licenses required to operate these facilities, we accounted for the facilities' operations using the equity method of accounting during 2000. Included in total revenues for the year ended December 31, 2000, is Other Real Estate Income of $2.5 million, which represented the net operating income from these nursing home operations that we assumed as of July 1, 2000. As of January 1, 2001, we had obtained substantially all of the necessary licenses for these facilities and we consolidated the facilities' operations. On December 31, 2001, we distributed substantially all of our ownership of Five Star Quality Care, Inc. ("Five Star"), one of our wholly-owned subsidiaries, to our shareholders, resulting in Five Star becoming a separate public company (the "Five Star Spin-Off"). Five Star was created to conduct the operations of the 56 facilities that were operated for our account through December 31, 2001. In connection with the Five Star Spin-Off, Five Star, which is not a REIT, leased 55 facilities from us and directly assumed a third party lease for an additional property. Beginning January 1, 2002, we will no longer consolidate the operations of the facilities which are conducted by Five Star, but we will receive rental income from Five Star.

For the year ended December 31, 2001, compared to the year ended December 31, 2000, rental income decreased to $47.4 million from $64.4 million. This decrease is primarily due to the sale of seven properties in 2000 and the tenant bankruptcies and resulting terminated leases and assumed operations by us.

Also included in total revenues for the year ended December 31, 2000, is a gain on foreclosures and lease terminations of $7.1 million which represented the excess of the security deposits forfeited, properties received and acceleration of deferred revenues, over the professional fees incurred, third party liabilities incurred, fixed asset impairment write-downs and a reserve for funds to cure deferred maintenance, arising from the foreclosures and lease terminations settled in 2000.

Total expenses for the year ended December 31, 2001, were $262.0 million, compared to total expenses of $44.5 million for the year ended December 31, 2000. Total expenses for the year ended December 31, 2001 include expenses of $223.2 million from facilities operations, which were consolidated beginning January 1, 2001. During 2000, we accounted for the facilities operations using the equity method of accounting and did not report expenses of facilities' operations.

Interest expense was $9.5 million lower in the year ended December 31, 2001, compared to the same period in 2000 because the average balance outstanding and the weighted average interest rates on our credit facility were lower during the 2001 period. The decrease in the average balance outstanding is due mainly to our issuance of $27.4 million of trust preferred securities and 17.5 million of our common shares for net proceeds of $213.7 million during 2001 and the application of these net proceeds to borrowings outstanding under our revolving bank credit facility. The decrease in interest expense was partially offset by distributions on the trust preferred securities.

Depreciation expense decreased in the year ended December 31, 2001, by $709,000 primarily due to the sale of seven properties in 2000 and the net effect of the assets disposed of versus the assets acquired in the settlement with our former tenants, offset by depreciation related to equipment purchases made since December 31, 2000.

Recurring general and administrative expense decreased by $1.3 million primarily due to the impact of the sale of seven properties in 2000. During the year ended December 31, 2001, we incurred nonrecurring general and administrative costs totaling approximately $4.2 million compared to $3.5 million in the prior year. These costs were incurred in connection with the establishment of operating systems for foreclosed and repossessed properties. Also during 2001, we incurred $3.7 million of non-recurring costs in connection with the Five Star Spin-Off.

Net income was $17.0 million, or $0.55 per share, for the year ended December 31, 2001, as compared to $58.4 million, or $2.25 per share, for the year ended December 31, 2000. This decrease in net income is primarily the consequence of the gain of $27.4 million on the sale of properties in 2000 and of the changes in revenues and expenses resulting from the tenant bankruptcies, settlements and sales of properties in 2000 as described above. FFO for the year ended December 31, 2001, was $44.5 million compared to $47.7 million for the same period in 2000. The decrease of $3.1 million is primarily due to the same factors impacting the decrease in net income. Cash distributions paid or payable for the years ended December 31, 2001 and 2000, were $29.6 million, or $.90 per share, and $46.7 million, or $1.80 per share, respectively.

Year Ended December 31, 2000, Compared to Year Ended December 31, 1999

Total revenues for the year ended December 31, 2000, were $75.5 million, compared to total revenues of $90.8 million for the year ended December 31, 1999. Rental income decreased by $20.5 million and interest and other income decreased by $4.4 million. These decreases are primarily the result of the tenant bankruptcies and the sale of properties during 2000. Included in total revenues for the year ended December 31, 2000, is Other Real Estate Income of $2.5 million, which represents the net operating income from nursing home operations that we assumed as of July 1, 2000. Also included in total revenues for the year ended December 31, 2000, is a gain on foreclosures and lease terminations of $7.1 million which represents the excess of the security deposits forfeited, properties received and acceleration of deferred revenues, over the professional fees incurred, third party liabilities incurred, fixed asset impairment write-downs and a reserve for funds to cure deferred maintenance, arising from the foreclosures and lease terminations settled in 2000.

Total expenses for the year ended December 31, 2000, were $44.5 million, compared to total expenses of $76.0 million for the year ended December 31, 1999. Interest expense was $3.4 million lower in 2000 compared to 1999 because actual interest expense incurred during 2000 was less than HRPT's interest expense allocated to us in 1999. This decline also reflects the fact that we used the net proceeds of property sales to pay down debt.

Depreciation expense decreased in 2000 by $2.1 million compared to 1999, primarily due to the sale of properties in 2000, a reduction in asset values as a result of impairment losses recorded in 1999, and the net effect of the assets disposed of versus the assets acquired as a result of the settlements with our bankrupt former tenants.

Recurring general and administrative expense increased by $534,000 for 2000, compared to 1999, because actual expenses incurred during 2000 were greater than HRPT's general and administrative expenses allocated to us in 1999. During 2000, we incurred nonrecurring general and administrative costs totaling $3.5 million in connection with the establishment of operating systems for foreclosed and repossessed properties. Also included in the 1999 period is $30.0 million of losses resulting from the impairment of some of our properties and previously held mortgage investments.

In 1999 and 2000 several of our tenants filed for bankruptcy. Our 2000 revenues and net income were adversely impacted by the settlements with these former bankrupt tenants compared to the rental income and mortgage interest income we previously received from them. The following chart summarizes our total portfolio of properties and the impact upon our revenues from property sales, tenant bankruptcies and the settlement agreements with former bankrupt tenants for the years ended December 31, 2000 and 1999 (dollars in thousands):

	Year Ended December 31, 2000		Year Ended December 31, 1999	
Tenant	No. of Properties	Revenues[1]	No. of Properties	Revenues[1]
Marriott International, Inc.	14	$ 30,141	14	$ 30,893
Brookdale Living Communities, Inc.[2]	—	9,366	4	11,174
Genesis Health Ventures, Inc.	1	1,459	1	1,449
Two private company tenants	2	684	2	651
Sun Healthcare Group, Inc.[3]				
The Frontier Group, Inc.[3],[4]	—	360	3	2,160
One subtenant	1	720	1	686
Mariner Post-Acute Network, Inc.[3]	—	7,006	26	15,449
Two subtenants	4	1,735	—	—
Integrated Health Services, Inc.[3]	1	1,200	39	26,615
Settlement agreement revenues	—	2,500	—	—
HEALTHSOUTH Corporation[5]	5	9,267	—	—
Operating facilities (other real estate income)[6]	58	2,520	—	—
Totals	86	$ 66,958	90	$ 89,077

(1) The 2000 and 1999 periods include $61 and $4,196 of mortgage interest income, respectively.

(2) These properties were sold in October 2000.

(3) Former bankrupt tenant.

(4) These properties were sold in February 2000.

(5) Properties formerly leased to Integrated. HEALTHSOUTH was a co-obligor on the Integrated lease for these properties.

(6) Includes properties formerly leased or mortgaged to former bankrupt tenants where we assumed operations effective July 1, 2000, subject to appropriate licensure.

Net income was $58.4 million for the year ended December 31, 2000, compared to $14.8 million for the same period in 1999. The increase in net income for the 2000 period is due primarily to a gain of $27.4 million recognized from the sale of four independent living properties, a net gain of $7.1 million from the foreclosures and lease terminations that occurred in 2000 and $30 million of impairment losses recognized in 1999. FFO for the year ended December 31, 2000, was $47.6 million compared to $67.1 million for the same period in 1999. The FFO decrease of $19.5 million is due primarily to the consequences of the settlements with bankrupt former tenants. Distributions paid or payable for the years ended December 31, 2000 and 1999, were $46.7 million, or $1.80 per share, and $15.6 million, or $0.60 per share, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Total assets at December 31, 2001, were $867.3 million, compared to $530.6 million at December 31, 2000. The increase is due primarily to our issuance of $27.4 million of trust preferred securities, 17.5 million of our common shares for net proceeds of $213.7 million and $245.0 million of senior unsecured notes. The net proceeds from these issuances were applied to borrowings outstanding under our revolving bank credit facility. The remaining cash, which totaled $352.0 million, was available for working capital, general business purposes and acquisitions, including our then pending acquisition of 31 properties for $600.0 million, which closed on January 11, 2002.

At December 31, 2001, we had a $270.0 million, interest only, secured, revolving bank credit facility. The interest rate is LIBOR plus a premium (3.87% per annum at December 31, 2001). This bank credit facility is available for acquisitions, working capital and for general business purposes. We have the ability to repay and redraw amounts under this bank credit facility until its maturity in September 2002. On December 31, 2001, zero was outstanding and $270.0 million was available for borrowing under this revolving bank credit facility. As of March 15, 2002, there was $35.0 million outstanding and $235.0 million available for borrowing.

In June and July 2001, SNH Capital Trust I, one of our wholly-owned finance subsidiaries issued 1,095,750 shares of 10.125% trust preferred securities with a liquidation preference of $25 per share, for a total liquidation amount of $27.4 million. The trust preferred securities represent an undivided beneficial ownership interest in the assets of SNH Capital Trust I. Proceeds from the issuance of the trust preferred securities were used to acquire our 10.125% junior subordinated debentures due June 15, 2041. SNH Capital Trust I exists solely to issue the trust preferred securities and its own common securities and to acquire and hold our debentures, which are its only assets. We used the net proceeds from the sale of the debentures to repay some of our debt outstanding under our revolving bank credit facility.

In July 2001, we issued 3,445,000 common shares of beneficial interest, raising net proceeds of $42.2 million. These net proceeds received were used to repay some of our debt outstanding under our revolving bank credit facility.

In July 2001, we obtained mortgage financing of $9.1 million secured by two of our properties in Michigan. The mortgages require interest to be paid monthly at prime less a discount (2.75% at December 31, 2001). These mortgages mature in July 2003.

On August 9, 2001, we entered an agreement with Crestline Capital Corporation ("Crestline") to acquire all of the capital stock of a Crestline subsidiary which owned 31 senior living communities with 7,487 living units. The purchase price was $600.0 million and this acquisition closed on January 11, 2002. The funding for this acquisition was as follows: $24.1 million of assumed debt; a $25 million purchase note; approximately $350.0 million of available cash on December 31, 2001; and the balance by drawings under our revolving bank credit facility.

In October 2001, we issued a total of 14,047,000 common shares of beneficial interest, raising net proceeds of $171.5 million. The net proceeds were applied to reduce our outstanding obligations under our revolving bank credit facility to zero. The remaining cash was subsequently used to fund a portion of the Crestline transaction.

In December 2001, we issued $245.0 million of 8 5/8% senior unsecured notes due 2012, raising net proceeds, after a discount and costs of issuance, of $238.9 million. These net proceeds were held as cash at December 31, 2001, and subsequently used to fund a portion of the Crestline transaction.

On December 31, 2001, we completed the Five Star Spin-Off. In connection with the Five Star Spin-Off, we provided initial capitalization of $50.0 million to Five Star which consisted of the net working capital related to the operations of 56 facilities, title to two facilities and the balance in cash. In addition, we paid all of the costs related to the Five Star Spin-Off, which totaled $3.7 million.

We have filed shelf registration statements with the SEC which enable us to raise capital on an expedited basis. On May 21, 2001, our shelf registration statement for the issuance of up to $500 million of equity and debt securities was declared effective by the SEC. During 2001, we utilized the full capacity of this shelf registration statement. On January 30, 2002, our shelf registration statement for the issuance of up to $2.0 billion of equity and debt securities was declared effective by the SEC. As of March 15, 2002, $1.8 billion was available to be used under this effective shelf registration statement.

In February 2002, we issued 15,000,000 common shares of beneficial interest, raising net proceeds of $195.2 million. These net proceeds were used to repay the $25 million purchase note provided at the closing of the Crestline transaction and the remainder was used to repay some of our debt outstanding under our revolving bank credit facility, which had been drawn in connection with the closing of the Crestline transaction.

At December 31, 2001, we had cash and cash equivalents of $352.0 million. For the years ended December 31, 2001, 2000 and 1999: cash provided by operating activities was $17.4 million, $31.0 million and $64.1 million, respectively; cash (used for) provided by investing activities was $(25.8) million, $94.3 million and $387,000, respectively; and cash provided by (used for) financing activities was $352.8 million, $(141.9) million and $(47.5) million, respectively. The working capital required for our operations, including our facilities' operations, was provided by our operations and by drawings under our revolving bank credit facility. At March 15, 2002, we had $5.8 million of cash and availability of drawings under our revolving bank credit facility of $235.0 million. We believe that our current cash, cash equivalents and availability under our revolving bank credit facility will be sufficient to meet our short-term and long-term capital requirements for operations and to temporarily fund acquisitions. To the extent we make acquisitions we expect to repay borrowings with new long term debt or equity issuances. We believe long term debt or equity issuances will be available to us, but we can provide no assurance that they will be.

DEBT INSTRUMENTS AND COVENANTS

Our principal debt obligations at December 31, 2001, were our revolving bank credit facility and our $245.0 million of publicly held unsecured debt. Our revolving bank credit facility is secured by 14 properties leased to Marriott. Our public debt is governed by an indenture. This indenture and our credit agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, as defined, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios, as defined. During the period from our incurrence of these debts through December 31, 2001, we were in compliance with all of our covenants under our indenture and our credit agreement. In addition to our principal debt obligations, we have $9.1 million of mortgage notes and $27.4 million of trust preferred securities outstanding at December 31, 2001. Our mortgage notes are secured by two properties leased to Five Star and a certificate of deposit for the approximate value of the mortgage notes. Our trust preferred securities are governed by an indenture of trust which is generally less restrictive than the indenture governing our public debt and the terms of our credit facility.

None of our indentures, our revolving bank credit facility or our mortgage notes contain provisions for acceleration or otherwise which could be triggered by our senior debt or other ratings. Our public debt indentures contain cross default provisions to any other debts equal to or in excess of $10 million. Similarly, a default on any of our public indentures would constitute a default on our credit agreement. As of December 31, 2001, we have no commercial paper, private loans, derivatives, swaps, hedges, guarantees, joint ventures or partnerships. We have no "off balance sheet" arrangements.

On January 11, 2002, we acquired 31 properties for approximately $600.0 million. Part of the financing to close this transaction included our assumption of two capitalized leases, tax exempt bonds secured by one property and borrowings under our revolving bank credit facility.

RELATED PARTY TRANSACTIONS

We have an agreement with REIT Management & Research LLC ("RMR") for RMR to provide investment, management and administrative services to us. RMR is owned by Barry M. Portnoy and Gerard M. Martin, each a Managing Trustee and member of our Board of Trustees. Each of our executive officers are also officers of RMR. Our independent trustees, including all of our trustees other than Messrs. Portnoy and Martin, review our contract with RMR at least annually and make the determinations regarding negotiation renewal or termination. Any termination of our contract with RMR would cause a default under our revolving bank credit facility, if not approved by a majority of lenders. Our current contract term with RMR expires on December 31, 2002. RMR is compensated at an annual rate equal to a percentage of our average real estate investments, as defined. The percentage applied to our investments at the time we were spun-off from HRPT is 0.5%. The annual compensation percentage for the first $250.0 million of investments made since our spin-off from HRPT is 0.7% and thereafter is 0.5%. RMR is also entitled to an incentive fee based upon increases in funds from operations per share, as defined. Incentive fees when due are paid in our shares at market value. To date, no incentive fees have been paid to RMR.

As a result of the nursing home bankruptcies and settlements, we assumed operating responsibilities for healthcare facilities effective July 1, 2000. Under IRC laws and regulations applicable to REITs, we were required to engage a contractor to manage these properties after a 90 day transition period. We entered into management agreements with FSQ, Inc. to provide these services beginning in 2000. FSQ, Inc. was owned by Messrs. Martin and Portnoy, our Managing Trustees. Under these management agreements, during the first 90 days FSQ, Inc. was paid its costs and expenses incurred in managing the facilities for us and thereafter it was paid a fee equal to five percent of patient revenues at the managed facilities. As a result of the Five Star Spin-Off, we no longer have a relationship with FSQ, Inc. In order for Five Star to acquire the personnel, systems and assets necessary to operate facilities which it leases from us, FSQ, Inc. merged into a Five Star subsidiary and Five Star entered into a shared services agreement with RMR pursuant to which RMR agreed to provide services similar to the services previously provided by RMR to FSQ, Inc. The FSQ, Inc. merger into Five Star was concluded on January 2, 2002.

CRITICAL ACCOUNTING POLICIES

Our most critical accounting policies concern our investments in real property. These policies affect our:

- allocation of purchase prices between various asset categories and the related impact on our recognition of depreciation expense;

- assessment of the carrying value of long-lived assets; and

- classification of our leases.

These policies involve significant judgments based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual values, the ability of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environments in which our properties operate. In the future we may need to revise our assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

During 2000, we assumed the operations of nursing homes from bankrupt tenants, pursuant to negotiated settlement agreements. Although these settlements as approved by the Bankruptcy Courts had financial effect as of July 1, 2000, the implementation of these settlements was subject to material conditions subsequent, including our obtaining health care regulatory licenses and Medicare and Medicaid provider contracts necessary to operate these nursing homes. Because the majority of the licenses and provider contracts had not been received prior to December 31, 2000, we reported the results of these nursing home operations using the equity method of accounting from July 1, 2000, through December 31, 2000. Working capital invested in these nursing home operations was included in Net Investment in Facilities' Operations in our Consolidated Balance Sheets at December 31, 2000 and net income from these nursing homes was reported as Other Real Estate Income in our Consolidated Statements of Income for the year ended December 31, 2000. During the first quarter of 2001, we obtained substantially all of the healthcare regulatory licenses and Medicare and Medicaid provider agreements necessary for these nursing home operations, and we consolidated the nursing home operations effective January 1, 2001. With respect to the consolidated facilities' operations, our most critical accounting policies in 2001 involved revenue recognition and our assessment of the net realizable value of the facilities' accounts receivable. These policies involved significant judgments based upon our experience, including judgments about changes in payment methodology, contract modifications and economic conditions that affect the collectibility of the facilities' accounts receivable. As a result of the Five Star Spin-Off, we no longer operate any facilities and we will not recognize any facilities' operations revenues beginning January 1, 2002. Also, the accounts receivable related to facilities' operations were transferred to Five Star as part of the initial capitalization of Five Star. As a result of this transfer, these receivables are not included on our consolidated balance sheet as of December 31, 2001.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. In an inflationary environment, the percentage rents which we receive based upon a percentage of our tenants' revenues should increase. Offsetting these benefits, inflation might cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, nursing home operating costs usually increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income from our properties becomes insufficient to pay our rent. To mitigate the adverse impact of increased operating costs at our leased properties, we generally require our tenants to guarantee our rent. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we previously have purchased interest rate cap agreements and we may enter into similar interest rate hedge arrangements in the future. The decision to enter into these agreements was and will be based on the amount of floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

SEASONALITY

Nursing home operations have historically reflected modest seasonality. During calendar fourth quarter holiday periods nursing home patients are sometimes discharged to join in family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among nursing home residents which can result in increased costs or discharges to hospitals. As a result of these factors and others, nursing home operations sometimes produce greater earnings in the second and third quarters of each calendar year and lesser earnings in the fourth and first calendar quarters. We do not expect these seasonal differences to have any impact upon the ability of our tenants to pay our rent.

CERTAIN CONSIDERATIONS

This discussion and analysis of our financial condition and results of operations requires us to make estimates and assumptions and contains statements of our beliefs, intent or expectations concerning projections, plans, future events and performance. The estimates, assumptions, statements and implications, such as those relating to our ability to expand our portfolio, the performance of our tenants and properties, our ability to pay interest and principal and make distributions, our policies and plans regarding investments, financings and other matters, our tax status as a real estate investment trust, our ability to appropriately balance the use of debt and equity and to access capital markets or other sources of funds, depend upon various factors over which we have or may have limited or no control. Those factors include, without limitation, the impact of changes in the economy and the capital markets (including prevailing interest rates) on us and our tenants, compliance with and changes to regulations and payment policies within the real estate, senior housing and healthcare industries, changes in financing terms, competition within the real estate, senior housing and healthcare industries, changes to federal, state, and local legislation and other factors. We cannot predict the impact of these factors, if any. However, these factors could cause our actual results for subsequent periods to be different from those stated, estimated, assumed or implied in this discussion and analysis of our financial condition and results of operations. We believe that our estimates and assumptions are reasonable at this time. However, you should not rely upon forward looking statements except as statements of our present intentions and of our present expectations which may or may not occur.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market changes in interest rates. We manage our exposure to this market risk through our monitoring of available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2000. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

At December 31, 2001, our outstanding debt included $245.0 million of 8 5/8% senior unsecured notes due 2012. The interest on these notes is payable semi-annually. No principal payments are due under these notes until maturity. Because these notes bear interest at fixed rates, changes in market interest rates during the term of this debt will not affect our operating results. If at maturity these notes are refinanced at interest rates which are 10% higher than the current coupon rate, our per annum interest cost would increase by approximately $2.1 million. Changes in the interest rate also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. Based on the balances outstanding as of December 31, 2001, a hypothetical immediate one percentage point increase in interest rates would decrease the fair value of our fixed rated debt obligations by approximately $15.8 million. We are allowed to make prepayments on these senior notes at par plus a make whole provision. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity.

At December 31, 2001, we had $27.4 million of trust preferred securities outstanding, the dividends of which are dependent upon our making required payments on our 10.125% junior subordinated debentures due 2041. No principal repayments are due on the debentures until maturity. If the debentures were to be refinanced at interest rates which are 10% higher, our per annum interest cost would increase $277,000. Our trust preferred securities are listed on the New York Stock Exchange and their market value is principally determined by supply and demand factors. The market price, if any, of our debentures as of December 31, 2001, may be sensitive to changes in interest rates. Typically, if market rates of interest increase, the current market price of a fixed rate obligation will decrease. Conversely, if market rates of interest decrease, the current market price of a fixed rate obligation will typically increase. Based on the balance outstanding at December 31, 2001, and discounted cash flow analysis, a hypothetical immediate one percentage point increase in interest rates would decrease the fair value of our fixed rate debentures by approximately $2.4 million. Our debentures have provisions that allow us to make repayments earlier than the stated maturity date. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing at lower rates prior to maturity. Our ability to prepay the debentures at par will also effect the change in the fair value of the debentures which would result from a change in interest rates. For example, discounted cash flow analysis of a one percentage point increase in interest rates calculated only to the par prepayment option date for our trust preferred securities would decrease the value of those securities by $1.1 million.

Our outstanding debt at December 31, 2001 also included $9.1 million of floating rate debt secured by two of our properties in Michigan. The mortgages are also secured by a $9.2 million certificate of deposit which earns interest at a floating rate. Because the interest rates on the mortgages and the certificate of deposit are both based on prime less a spread, a change in the prime rate will not effect our operating results because the resulting change in interest expense will be offset by the change in interest income. Because interest on our mortgage debt is at a floating rate, changes in interest rates will not affect its value.

The foregoing statements present a so-called "shock" analysis, which assumes that the interest rate change of 10% is in effect for a whole year. If interest rates were to change gradually over one year, the impact would be gradual and the impact during the year in which the change occurred would be less.

Our revolving bank credit facility bears interest at floating rates and matures in September 2002. As of December 31, 2001, we had zero outstanding and $270.0 million available for drawing under our revolving bank credit facility. Our revolving bank credit facility is available for acquisitions, working capital and for general business purposes. Our exposure to fluctuations in interest rates may increase in the future if we incur debt to fund acquisitions or otherwise. A change in interest rates would not affect the value of this floating rate debt but would affect the interest which we must pay on this debt.

We borrow in U.S. dollars. Our floating rate borrowings under our revolving bank credit facility are subject to interest at LIBOR plus a premium. Our mortgages are subject to interest at prime less a discount. Accordingly, we are vulnerable to changes in U.S. dollar based short-term rates, specifically LIBOR and prime. During the past year, short-term U.S. dollar based interest rates have decreased. We are unable to predict the direction or amount of interest rate changes during the next year. However, we may incur additional debt at floating or fixed rates in the future, which would increase our exposure to market changes in interest rates.

Real Estate Owned

at December 31, 2001
(dollars in thousands)

Location	Number of Properties	Year(s) Built	Year(s)[1] Acquired	Units/ Beds	Gross Amount at Which Carried at Close of Period: Land	Buildings & Improvements	Total [2]	Accumulated Depreciation [3]
Arizona	5	1963 - 1990	1992 - 1994	593	$ 3,111	$ 25,026	$ 28,137	$ 5,164
California	7	1963 - 1976	1990 - 2000	1,065	6,463	42,859	49,322	8,926
Colorado	7	1963 - 1978	1990 - 1997	800	1,461	27,205	28,666	5,546
Connecticut	2	1971 - 1974	1992	300	2,684	8,419	11,103	2,798
Florida	5	1984 - 1994	1994	1,617	13,170	118,820	131,990	22,509
Georgia	4	1967 - 1985	1996	399	1,216	11,348	12,564	1,883
Illinois	1	1986	1994	363	3,665	33,077	36,742	6,031
Iowa	7	1963 - 1978	1993 - 2000	550	984	11,053	12,037	1,976
Kansas	1	1972	1995	59	130	1,247	1,377	221
Maryland	1	1992	1994	354	3,301	29,779	33,080	5,552
Massachusetts	5	1968 - 1973	1988 - 2000	762	7,003	66,419	73,422	30,114
Michigan	2	1966 - 1969	2000	298	1,177	7,989	9,166	354
Missouri	2	1970 - 1976	1993	195	213	3,652	3,865	809
Nebraska	14	1955 - 1989	1995 - 2000	831	1,216	12,904	14,120	890
New Jersey	1	1994	1995	150	1,300	11,707	13,007	1,830
Ohio	1	1965	1993	200	332	3,113	3,445	664
Pennsylvania	1	1985	1991	140	1,518	14,080	15,598	6,466
South Dakota	3	1960 - 1968	1992	361	442	7,147	7,589	1,907
Texas	1	1991	1994	145	1,238	11,172	12,410	2,128
Virginia	3	1990 - 1992	1994	851	5,754	51,912	57,666	9,767
Washington	1	1964	1993	103	256	4,936	5,192	1,245
Wisconsin	7	1920 - 1969	1990 - 1998	885	2,351	22,943	25,294	5,782
Wyoming	2	1964 - 1970	1993	191	323	7,084	7,407	1,690
Total Real Estate Owned	83			11,212	$ 59,308	$ 533,891	$ 593,199	$ 124,252

(1) Includes acquisition dates of HRPT Properties Trust, our predecessor.
(2) Aggregate cost for federal income tax purposes is approximately $638,300.
(3) Depreciation is provided for on buildings and improvements for periods ranging up to 40 years and on equipment up to 12 years.

Taxability of Distributions

Payment Date	Distribution Paid Per Share	Ordinary Income	Unrecaptured Depreciation	Long-Term Capital Gain	Return of Capital
May 21, 2001	$ 0.30000	$ 0.14553	$ —	$ —	$ 0.15447
August 21, 2001	0.30000	0.14553	—	—	0.15447
November 27, 2001	0.30000	0.14553	—	—	0.15447
December 31, 2001	0.72600	0.35219	—	—	0.37381
Total 2001 distributions	$ 1.62600	$ 0.78878	$ —	$ —	$ 0.83722
February 24, 2000	$ 0.60000	$ 0.07770	$ 0.18060	$ 0.34170	$ —
May 25, 2000	0.30000	0.03885	0.09030	0.17085	—
August 24, 2000	0.30000	0.03885	0.09030	0.17085	—
November 21, 2000	0.30000	0.03885	0.09030	0.17085	—
January 24, 2001	0.30000	0.03885	0.09030	0.17085	—
Total 2000 distributions	$ 1.80000	$ 0.23310	$ 0.54180	$ 1.02510	$ —

Report of Independent Auditors

TO THE TRUSTEES AND SHAREHOLDERS OF SENIOR HOUSING PROPERTIES TRUST:

We have audited the accompanying consolidated balance sheets of Senior Housing Properties Trust and subsidiaries, as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Senior Housing Properties Trust and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Boston, Massachusetts
February 22, 2002

Consolidated Balance Sheets

(dollars in thousands, except per share amounts)

	December 31, 2001	December 31, 2000
ASSETS		
Real estate properties, at cost:		
Land	$ 59,308	$ 60,060
Buildings and improvements	533,891	533,335
	593,199	593,395
Less accumulated depreciation	124,252	106,681
	468,947	486,714
Cash and cash equivalents	352,026	515
Restricted cash	17,701	801
Investments	8,841	7,563
Deferred financing fees, net	6,578	—
Net investment in facilities' operations	—	29,046
Due from affiliates	3,275	—
Other assets	9,935	5,934
	$ 867,303	$ 530,573
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank credit facility	$ —	$ 97,000
Senior notes, net of discount	243,607	—
Mortgages payable	9,100	—
Prepaid rent	7,114	56
Security deposits	1,520	235
Distribution payable	—	7,775
Other liabilities	3,677	3,184
Due to affiliates	267	13
Trust preferred securities	27,394	—
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value; 50,000,000 shares authorized, 43,421,700 shares and 25,916,100 shares issued and outstanding at December 31, 2001 and 2000, respectively	434	259
Additional paid-in capital	658,348	444,638
Cumulative net income	55,691	38,673
Cumulative distributions	(141,936)	(62,323)
Unrealized gain on investments	2,087	1,063
Total shareholders' equity	574,624	422,310
	$ 867,303	$ 530,573

See accompanying notes

Consolidated Statements of Income

(amounts in thousands, except per share amounts)

	Year Ended December 31, 2001	2000	1999
REVENUES:			
Rental income	$ 47,430	$ 64,377	$ 84,881
Facilities' operations	229,235	—	—
Other real estate income	—	2,520	—
Interest and other income	2,347	1,520	5,909
Gain on foreclosures and lease terminations	—	7,105	—
Total revenues	279,012	75,522	90,790
EXPENSES:			
Interest	5,879	15,366	18,768
Depreciation	19,431	20,140	22,247
Facilities' operations	223,201	—	—
General and administrative			
Recurring	4,129	5,475	4,941
Related to foreclosures and leases terminations	4,167	3,519	—
Five Star spin-off costs	3,732	—	—
Loan loss reserve	—	—	14,500
Impairment of assets	—	—	15,500
Total	260,539	44,500	75,956
Income before distributions on trust preferred securities and gain on sale of properties	18,473	31,022	14,834
Distributions on trust preferred securities	1,455	—	—
Income before gain on sale of properties	17,018	31,022	14,834
Gain on sale of properties	—	27,415	—
Net income	$ 17,018	$ 58,437	$ 14,834
Weight average shares outstanding (Note 2)	30,859	25,958	26,000
Basic and diluted earnings per share:			
Income before gain on sale of properties	$ 0.55	$ 1.20	$ 0.57
Net income	$ 0.55	$ 2.25	$ 0.57

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(dollars in thousands)

	Number of Shares	Common Shares	Additional Paid-in Capital	Cumulative Net Income (Loss)	Cumulative Distributions	Ownership Interest of HRPT Properties Trust	Accumulated Other Comprehensive Income	Total
Balance at December 31, 1998	26,374,760	$ 264	$ —	$ —	$ —	$ 641,805	$ —	$ 642,069
Net income (January 1 to October 11)	—	—	—	—	—	34,598	—	34,598
Owner distribution, net	—	—	—		—	(31,919)	—	(31,919)
Cancellation of shares	(374,760)	(4)	—	—	—	4	—	—
Distribution of shares to HRPT shareholders	—	—	444,488	—	—	(644,488)	—	(200,000)
Net loss (October 12 to December 31)	—	—	—	(19,764)	—	—	—	(19,764)
Distributions	—	—	—	—	(15,601)	—	—	(15,601)
Stock grants	1,500	—	23	—	—	—	—	23
Balance at December 31, 1999	26,001,500	260	444,511	(19,764)	(15,601)	—	—	409,406
Comprehensive income:								
Net income	—	—	—	58,437	—	—	—	58,437
Unrealized gain on investments	—	—	—	—	—	—	1,063	1,063
Total comprehensive income	—	—	—	58,437	—	—	1,063	59,500
Distributions	—	—	—	—	(46,722)	—	—	(46,722)
Cancellation of shares	(100,000)	(1)	1	—	—	—	—	—
Stock grants	14,600	—	126	—	—	—	—	126
Balance at December 31, 2000	25,916,100	259	444,638	38,673	(62,323)	—	1,063	422,310
Comprehensive income:								
Net income	—	—	—	17,018	—	—	—	17,018
Unrealized gain on investments	—	—	—	—	—	—	1,024	1,024
Total comprehensive income	—	—	—	17,018	—	—	1,024	18,042
Distributions	—	—	—	—	(29,613)	—	—	(29,613)
Distribution of Five Star Quality Care, Inc. shares	—	—	—	—	(50,000)	—	—	(50,000)
Issuance of shares	17,492,000	175	213,534	—	—	—	—	213,709
Stock grants	13,600	—	176	—	—	—	—	176
Balance at December 31, 2001	43,421,700	$ 434	$ 658,348	$ 55,691	$ (141,936)	$ —	$ 2,087	$ 574,624

See accompanying notes

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 17,018	$ 58,437	$ 14,834
Adjustments to reconcile net income to cash provided by operating activities:			
Other real estate income	—	(2,520)	—
Depreciation	19,431	20,140	22,247
Impairment of assets and loan loss reserve	—	—	30,000
Gain on sale of properties	—	(27,415)	—
Gain on foreclosures and lease terminations	—	(7,105)	—
Change in assets and liabilities:			
Restricted cash	(16,900)	(47)	(37)
Other assets	3,763	339	(3,363)
Prepaid rent	7,058	(7,612)	(1,551)
Other liabilities	(13,220)	(2,880)	1,628
Due to affiliates	254	(314)	327
Cash provided by operating activities	17,404	31,023	64,085
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of real estate, net	—	135,178	—
Real estate and personal property acquisitions	(2,176)	(2,300)	—
Security deposits	1,285	—	—
Cash contribution to Five Star in connection with spin-off	(24,943)	—	—
Repayments of real estate mortgages receivable	—	—	387
Investment in facilities' operations	—	(38,530)	—
Cash (used for) provided by investing activities	(25,834)	94,348	387
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common shares, net	213,709	—	—
Proceeds from issuance of trust preferred securities	27,394	—	—
Distributions to shareholders	(37,388)	(38,947)	(15,601)
Proceeds from borrowings on revolving bank credit facility	43,000	49,000	200,000
Repayments of borrowings on revolving bank credit facility	(140,000)	(152,000)	—
Proceeds from issuance of senior notes, net of discount	243,607	—	—
Proceeds from issuance of mortgages payable	9,100	—	—
Deferred financing fees	(6,659)	—	—
Repayment of formation debt due to HRPT Properties Trust	—	—	(200,000)
Owner's net distribution	—	—	(31,919)
Cash provided by (used for) financing activities	352,763	(141,947)	(47,520)
Increased (decrease) in cash and cash equivalents	344,333	(16,576)	16,952
Cash and cash equivalents at beginning of period	515	17,091	139
Cash and cash equivalents at facilities' operations at beginning of period	7,178	—	—
Cash and cash equivalents at end of period	$ 352,026	$ 515	$ 17,091

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(dollars in thousands)

	Year Ended December 31,		
	2001	2000	1999
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 6,248	$ 15,344	$ 2,446
NON-CASH INVESTING ACTIVITIES:			
Net working capital contributed to Five Star in connection with spin-off	$ 22,153	$ —	$ —
Real estate and related property received	—	(27,869)	—
Real estate and related property conveyed, net	2,904	10,759	—
Real estate mortgage receivable conveyed, net	—	4,277	—
Real estate mortgages receivable foreclosed	—	17,779	—
Shares of HRPT Properties Trust received	—	6,500	—
NON-CASH FINANCING ACTIVITIES:			
Formation debt due to HRPT Properties Trust	$ —	$ —	$ 200,000
Issuance of common shares	176	126	23

See accompanying notes

Notes to Consolidated Financial Statements

NOTE 1. ORGANIZATION

Senior Housing Properties Trust ("the Company"), a Maryland real estate investment trust ("REIT") was organized on December 16, 1998, as a 100% owned subsidiary of HRPT Properties Trust ("HRPT"). On October 12, 1999, HRPT distributed 50.7% of its ownership in the Company to HRPT shareholders (the "1999 Spin-Off"). These consolidated financial statements are presented as if the Company was a separate legal entity from HRPT prior to the 1999 Spin-Off, although no such entity existed until October 12, 1999. During 2001, the Company leased 28 properties to third party operators and 56 properties were operated for the Company's own account. On December 31, 2001, the Company distributed substantially all of its ownership of Five Star Quality Care, Inc. ("Five Star"), one of its wholly-owned subsidiaries which conducted the operations of the 56 facilities operated for the Company's own account, to the Company's shareholders (the "Five Star Spin-Off"). At the time of the Five Star Spin-Off, the Company entered into a lease with Five Star for 55 facilities and Five Star assumed the Company's lease for one facility, as more fully described in Note 7. At December 31, 2001, the Company owned 83 properties in 23 states.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. Subsequent to the 1999 Spin-Off, the consolidated financial statements include the accounts of the Company and all of its subsidiaries. All intercompany transactions have been eliminated.

Prior to the 1999 Spin-Off, the Company was owned by HRPT and transactions are presented on HRPT's historical basis. Substantially all of the rental income and mortgage interest income received by HRPT from the Company's tenants and mortgagors was deposited in and commingled with HRPT's general funds. Funds for capital investments and other cash required by the Company were provided by HRPT. Interest expense, general and administrative costs and other HRPT costs were allocated to the Company based on the percentage of HRPT's average historical costs of real estate investments assigned to the Company in the 1999 Spin-Off. In the opinion of management, the methods for allocating these costs and expenses for periods prior to the 1999 Spin-Off are reasonable. It is not practicable to estimate additional costs that would have been incurred by the Company as a separate entity.

During 2000, the Company assumed the operations of nursing homes from bankrupt tenants, Integrated Health Services, Inc. ("IHS") and Mariner Post-Acute Network, Inc. ("Mariner"), pursuant to negotiated settlement agreements. Although these settlements as approved by the Bankruptcy Courts had financial effect as of July 1, 2000, the implementation of these settlements was subject to material conditions subsequent, including the Company's obtaining healthcare regulatory licenses and Medicare and Medicaid provider contracts necessary to operate these nursing homes. Because the majority of the licenses and provider contracts had not been received prior to December 31, 2000, the Company reported the results of these nursing home operations using the equity method of accounting from July 1, 2000, through December 31, 2000. Working capital invested in these nursing home operations was included in Net Investment in Facilities' Operations in the Company's Consolidated Balance Sheets at December 31, 2000 and net income from these nursing homes was reported as Other Real Estate Income in the Company's Consolidated Statements of Income for the year ended December 31, 2000. During the first quarter of 2001, the Company obtained substantially all of the healthcare regulatory licenses and Medicare and Medicaid provider agreements necessary for these nursing home operations. Accordingly, the Company consolidated the nursing home operations effective January 1, 2001.

REAL ESTATE PROPERTIES. Depreciation on real estate properties is expensed on a straight-line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. During 1999 the estimated useful lives of certain real estate properties were changed. As a result, net income and net income per share for the period ended December 31, 1999, was reduced by $3.8 million, or $0.15 per share. Impairment losses on properties are recognized when indicators of impairment are present and the estimated, undiscounted cash flows to be generated by the properties are less than the carrying amount of such properties.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents, consisting of overnight repurchase agreements and short-term investments with original maturities of three months or less at the date of purchase, are carried at cost plus accrued interest, which approximates market.

INVESTMENTS. The Company owns 1,000,000 common shares of HRPT which are classified as available for sale and carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. At December 31, 2001, the Company's investment in HRPT had a fair value of $8.6 million and unrealized holding gains of $2.1 million. At February 22, 2002, this investment had a fair value of $8.7 million and unrealized holding gains of $2.2 million. The Company also owns 35,000 common shares of Five Star which it retained or received in connection with the Five Star Spin-Off. At December 31, 2001, the Company's investment in Five Star had a fair value of $254,000 and unrealized holding gains of zero. At February 22, 2002, this investment had a fair value of $294,000 and unrealized holding gains of $40,000.

DEFERRED FINANCE COSTS. Issuance costs related to borrowings are capitalized and amortized over the terms of the respective loans. The unamortized balance of deferred finance costs and accumulated amortization were $6.6 million and $81,000 at December 31, 2001, respectively. There were no deferred finance costs prior to 2001.

INTEREST RATE CAP AGREEMENTS. The Company had an interest rate cap agreement to limit its exposure to the risk of rising interest rates. This arrangement had a notional amount of $200 million and expired in December 2001. At the time of its expiration and as of December 31, 2000, the interest rate cap agreement had a carrying value and a fair market value of zero.

REVENUE RECOGNITION. Rental income from operating leases is recognized on a straight-line basis over the life of lease agreements. Interest income is recognized as earned over the terms of real estate mortgages. Percentage rent and supplemental mortgage interest income are recognized as earned in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). The Company adopted SAB 101 beginning January 1, 2000, without restatement of prior periods. SAB 101 had no impact on the Company's annual results of operations. The adoption of SAB 101 required the Company to defer percentage rental income from the first, second and third quarters to the fourth quarter within the year. For the years ended December 31, 2001, 2000 and 1999, percentage rent and supplemental mortgage interest income aggregated $3.2 million, $3.0 million, and $4.0 million, respectively.

Revenues from facilities' operations were derived primarily from providing healthcare services to residents. Approximately 76% of 2001 revenues were derived from payments under federal and state medical assistance programs. The Company accrued for revenues when services were provided at standard charges adjusted to amounts estimated to be received under governmental programs and other third-party contractual arrangements. Revenues were reported at their estimated net realizable amounts and are subject to audit and retroactive adjustment. However, as a result of the Five Star Spin-Off, the Company no longer operates any facilities and will not recognize any facilities' operations revenues beginning January 1, 2002. Any impact on facilities' operations revenues due to audit or retroactive adjustment will be recognized by Five Star and not by the Company.

EARNINGS PER COMMON SHARE. Earnings per common share is computed using the weighted average number of shares outstanding during the period. The Company has no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Because the Company's operations were included in the consolidated financial statements of HRPT prior to the 1999 Spin-Off, there were no shareholder equity accounts for the Company prior to October 12, 1999. Common shares outstanding of 26,000,000 at October 12, 1999, have been included in the earnings per share calculation as if the shares were outstanding for all periods prior to October 12, 1999.

USE OF ESTIMATES. Preparation of these financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

INCOME TAXES. Prior to the 1999 Spin-Off, the Company's operations were included in HRPT's income tax returns. The Company and HRPT qualify as real estate investment trusts under the Internal Revenue Code of 1986, as amended ("IRC"). Accordingly, they are not expected to be subject to federal income taxes provided they distribute their taxable income and continue to meet the other requirements for qualifying as a real estate investment trust. However, they are subject to some state and local taxes on their income and property.

NEW ACCOUNTING PRONOUNCEMENTS. In 1998 and 2000, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") and SFAS No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities" ("FAS 138"), which were effective for fiscal years beginning after June 15, 2000. Effective January 1, 2001, the Company adopted the provisions of FAS 133, as amended by FAS 138. The adoption of FAS 133, as amended, did not have a material impact on the Company's financial position or results of operations.

In 2001 the FASB issued SFAS No. 141 "Business Combinations" ("FAS 141") which requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method, SFAS No. 142 "Goodwill and Other Intangible Assets" ("FAS 142") which provides new guidance in accounting for goodwill and intangible assets and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). The adoption of FAS 141 had no effect on the Company's financial position or results of operations. The Company is required to adopt FAS 142 and FAS 144 on January 1, 2002, and does not expect the adoption of FAS 142 and FAS 144 will have a material effect on the Company's financial position or results of operations.

RECLASSIFICATIONS. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

NOTE 3. REAL ESTATE PROPERTIES

The Company's properties that are leased to third parties are generally leased on a triple net basis, pursuant to noncancelable, fixed term, operating leases expiring between 2002 and 2018. Generally, the leases to a single tenant or group of affiliated tenants are cross-defaulted and cross-guaranteed, and provide for all or none tenant renewal options at existing or market rent rates. These triple net leases generally require the lessee to pay all property operating costs. The cost, after impairment write downs, and the carrying value of the properties leased were $593.2 million and $468.9 million at December 31, 2001, respectively which includes the properties involved in the Five Star Spin-Off. The future minimum lease payments to be received during the current terms of the Company's leases as of December 31, 2001, are $51.8 million in 2002, $51.9 million in 2003, $51.5 million in 2004, $51.6 million in 2005, $39.1 million in 2006 and $260.7 million thereafter. This does not include the impact of the transactions which were completed after December 31, 2001, as discussed in Note 16.

During 2000, the Company sold four independent living properties and three nursing homes and recognized a gain of $27.4 million. Net proceeds from these sales were used to reduce amounts outstanding under the Company's revolving bank credit facility. Also in 2000, the Company acquired a 90 bed assisted living facility from HRPT for $2.3 million.

NOTE 4. GAIN ON FORECLOSURES AND LEASE TERMINATIONS

In connection with the foreclosures and lease terminations discussed in Note 2, the Company retained a forfeited $15.0 million security deposit, 1,000,000 common shares of HRPT valued at $6.5 million, 100,000 common shares of the Company, nine properties valued at $10.1 million and the personal property at all of the foreclosed properties and repossessed leased properties. In addition, recognition of rental income previously deferred related to these properties totaling $19.0 million was accelerated. These income items were offset by the value of properties deeded to the former tenant, the forgiveness of mortgage debt due from a bankrupt borrower, legal and professional costs, licensing costs, and impairment write-downs of $9.7 million related to certain of the properties and a reserve for repairs and deferred maintenance at these properties of $10.0 million. The net result of assets received and accelerated deferred income over the assets traded and debts forgiven, various costs, the impairment write-downs and the repairs and maintenance reserve was recorded in the fourth quarter of 2000 as a $7.1 million gain on foreclosures and lease terminations.

NOTE 5. NET INVESTMENT IN FACILITIES' OPERATIONS

As discussed in Note 2, the Company assumed operating responsibility for 17 Mariner facilities and 40 IHS facilities effective July 1, 2000, pending final regulatory approvals which are required in the healthcare industry. The Company entered into management arrangements with FSQ, Inc., formerly known as Five Star Quality Care, Inc. ("FSQ"), pursuant to which FSQ managed the properties for the Company following relicensing. Mariner and IHS agreed with the Company and FSQ to perform transition services with respect to the nursing facilities formerly operated by them until appropriate licenses were received by the Company and FSQ. At December 31, 2000, all approvals had not been received. Since such approvals were not received, the Company reported the net income from these facilities as Other Real Estate Income in the Consolidated Statements of Income for the year ended December 31, 2000. The capital invested in these operations by the Company was included in Net Investment in Facilities' Operations in the Consolidated Balance Sheet at December 31, 2000. The Company consolidated the results of facilities' operations beginning on January 1, 2001.

Summary financial data for these facilities' operations was as follows (dollars in thousands):

	December 31, 2000
Current assets	$ 55,938
Property and equipment, net	2,399
	$ 58,337
Current liabilities	$ 29,291
Net investment in facilities' operations	29,046
	$ 58,337

	July 1 through December 31, 2000
Revenues	$ 114,483
Expenses	111,963
Other real estate income	$ 2,520

NOTE 6. SHAREHOLDERS' EQUITY

On July 3 and July 11, 2001, the Company issued a total of 3,445,000 common shares of beneficial interest, in an underwritten public offering for gross proceeds of approximately $44.8 million. The proceeds received, net of underwriting commissions and costs of issuance of $2.6 million, were applied to reduce the Company's outstanding obligations under its revolving bank credit facility.

On October 9 and October 12, 2001, the Company issued a total of 14,047,000 common shares of beneficial interest, in an underwritten public offering for gross proceeds of approximately $181.2 million. The proceeds received, net of underwriting commissions and costs of issuance of $9.7 million, were applied to reduce the Company's outstanding obligations under its revolving bank credit facility to zero. The excess remaining cash was available for working capital, general business purposes and for acquisitions.

The Company has reserved 1,300,000 shares of the Company's common shares under the terms of the 1999 Incentive Share Award Plan (the "Award Plan"). During the year ended December 31, 2001, 12,100 common shares were awarded to officers of the Company and certain employees of the Company's investment manager pursuant to this plan. In addition, the Company's Independent Trustees are each awarded 500 common shares annually as part of their annual fees. The shares awarded to the Trustees vest immediately. The shares awarded to the Company's officers and certain employees of its investment manager vest over a three-year period. At December 31, 2001, 1,270,300 of the Company's common shares remain reserved for issuance under the Award Plan.

Cash distributions paid or payable by the Company for the years ended December 31, 2001, 2000 and 1999, were $0.90 per share, $1.80 per share and $0.60 per share, respectively. In connection with the Five Star Spin-Off, the Company distributed one share of Five Star for every ten shares of the Company to the Company's shareholders on December 31, 2001, which was valued at $.726 per common share of the Company for income tax purposes.

NOTE 7. SPIN-OFF TRANSACTION

As discussed in Note 1, the Company completed the Five Star Spin-Off by distributing 4,342,170 common shares of Five Star to its shareholders on December 31, 2001. Concurrent with the Five Star Spin-Off, the Company entered into a lease agreement with Five Star for 55 healthcare facilities expiring in 2018 and Five Star assumed the Company's leasehold for one additional facility. The minimum rent for these facilities is $7.0 million per year. In addition, percentage rent will be due starting in 2004, in amounts equal to three percent (3%) of net patient revenues at each facility in excess of net patient revenues at such facility in 2003. The Company also entered into a transaction agreement to govern the initial capitalization of Five Star and other events related to the Five Star Spin-Off. Pursuant to the transaction agreement, the Company provided initial capitalization of $50.0 million of equity to Five Star which consisted of cash and working capital related to the operations of the 56 facilities and two facilities with a net book value of $2.2 million. Simultaneous with the Five Star Spin-Off, Five Star became a public company listed on the American Stock Exchange. The Company incurred $3.7 million of expenses relating to the Five Star Spin-Off, which included costs of distributing Five Star shares to shareholders, legal and accounting fees, Securities and Exchange Commission filing fees and Five Star's American Stock Exchange listing fees.

NOTE 8. TRANSACTIONS WITH AFFILIATES

The Company has an agreement with REIT Management and Research, LLC ("RMR") for RMR to provide investment, management and administrative services to the Company. RMR is owned by Gerard M. Martin and Barry M. Portnoy, each a Managing Trustee and member of the Company's Board of Trustees. RMR is compensated annually based on a formula amount of gross invested real estate assets. RMR is also entitled to an annual incentive fee, which is based on a formula and paid in restricted shares of the Company. Investment advisory fees paid to RMR for the years ended December 31, 2001, 2000 and 1999, were $3.2 million, $3.7 million and $3.9 million, respectively. To date, the Company has not paid and RMR is not due any incentive fees.

As a result of the nursing home bankruptcies and settlements discussed in Notes 2 and 5, subject to the receipt of necessary healthcare licenses, the Company assumed operating responsibilities for healthcare facilities effective July 1, 2000. Nursing care and other services were provided at these properties to approximately 5,000 residents. Under IRC laws and regulations applicable to REITs, the Company was required to engage a contractor to manage these properties after a 90 day transition period. The Company entered into management agreements with FSQ to provide these services beginning in 2000. FSQ was owned by Messrs. Martin and Portnoy, the Company's Managing Trustees, until January 2, 2002. Under these management agreements, during the first 90 days FSQ was paid its costs and expenses incurred in managing the facilities for the Company and thereafter it was paid a fee equal to five percent of patient revenues at the managed facilities. During 2001 and 2000, the fees paid to FSQ by the Company totaled $11.5 million and $5.1 million, respectively. This amount includes fees with respect to all services provided by FSQ to the Company including those described in this paragraph and in the next paragraph.

As part of the bankruptcy settlement agreement between the Company and IHS described in Note 2, in partial satisfaction of its financial obligations to the Company, IHS conveyed nine nursing homes free of debt to the Company. Under IRC laws and regulations applicable to REITs during 2000, the Company was unable to operate nursing homes that were not previously owned and leased or mortgaged by the Company. Accordingly, new corporations were created to take title to and operate these nine nursing homes, and Messrs. Martin and Portnoy each purchased 0.5% of the beneficial ownership and 50% of the voting control while the Company retained 99% of the beneficial ownership and no voting control (the "99-1 Corporations"). Effective January 1, 2001, applicable laws were changed to permit REITs to have voting control of taxable REIT subsidiaries ("TRSs"). Effective January 1, 2001, Messrs. Martin and Portnoy sold their beneficial ownership and voting control of the 99-1 Corporations to the Company for their historical investment. The nursing homes owned by these 99-1 Corporations and TRSs were managed by FSQ.

In connection with the Five Star Spin-Off the Company entered into a transaction agreement with Five Star, FSQ and RMR. The transaction agreement provided for, among other things, (i) the capitalization of Five Star by the Company with $50.0 million of equity consisting of cash and working capital, (ii) the spin-off of Five Star, (iii) the lease of 55 senior living facilities to Five Star, which became effective December 31, 2001, (iv) the lease to Five Star of 31 senior living facilities to be acquired from Crestline Capital Corporation ("Crestline"), which became effective when this acquisition closed on January 11, 2002 (see Note 16), and (v) a right of first refusal granted by Five Star to the Company, before it acquires or finances any real estate investments of the type in which the Company invests. In order to acquire the personnel, systems and assets necessary for Five Star to operate facilities which it leases from the Company, the transaction agreement also provided for the merger of FSQ into a Five Star subsidiary and for Five Star's entering into a shared services agreement with RMR pursuant to which RMR agreed to provide services similar to the services previously provided by RMR to FSQ. That FSQ merger into Five Star was concluded on January 2, 2002, and as consideration in the merger, Five Star issued 125,000 shares of its common stock to each of Messrs. Martin and Portnoy, having a total value (based on the average high and low trading price of Five Star's common stock on the American Stock Exchange on January 2, 2002) of $1.9 million ($7.50 per share). In connection with this merger, the Company's Board of Trustees received an opinion from an internationally recognized investment banking firm to the effect that the consideration provided for in the merger agreement was fair, from a financial point of view, to Five Star.

Pursuant to the Five Star Spin-Off transaction agreement, the Company agreed to contribute $50.0 million of equity consisting of cash and working capital to Five Star on December 31, 2001. Amounts were estimated on December 31, 2001 and the transaction agreement provided that a true up of amounts contributed would be completed subsequent to the year end. The amount owed to the Company by Five Star is approximately $3.3 million as of December 31, 2001 and is included in Due from Affiliates in the Consolidated Balance Sheet at December 31, 2001.

NOTE 9. INDEBTEDNESS

The Company has a $270.0 million, interest only, revolving bank credit facility. The revolving bank credit facility is secured by 14 properties with a net book value of $270.5 million at December 31, 2001, and matures in September 2002. The revolving bank credit facility bears interest at LIBOR plus a premium. The interest rate at December 31, 2001, was 3.87%. The bank credit facility is available for acquisitions, working capital and for general business purposes.

On July 12, 2001, the Company obtained mortgage financing secured by two of its properties in Michigan, for a total of $9.1 million. The mortgages require interest (2.75% at December 31, 2001) to be paid monthly at prime less a discount. These mortgages mature in July 2003. The two properties were operated for the Company's own account during 2001, and subsequent to the Five Star Spin-Off were leased to Five Star.

In December 2001, the Company sold $245.0 million of senior unsecured notes at a discount. The notes carry interest at a fixed rate of 8.625% per annum and are due in 2012. Net proceeds from the sale of the notes, after the discount and costs of issuance, were $238.9 million. Interest on the notes is payable semi-annually in arrears. No principal payments are due until maturity. The unamortized balance of the discount at December 31, 2001 was $1.4 million.

NOTE 10. TRUST PREFERRED SECURITIES

In June and July 2001, SNH Capital Trust I (the "Issuer"), a wholly-owned finance subsidiary of the Company, issued 1,095,750 shares of 10.125% quarterly income preferred securities (the "Trust Preferred Securities"), with a liquidation preference of $25 per share, for a total liquidation amount of $27.4 million. The Trust Preferred Securities represent an undivided beneficial ownership interest in the assets of the Issuer. Proceeds from the issuance of the Trust Preferred Securities were used to acquire 10.125% junior subordinated debentures (the "Debentures") due June 15, 2041 issued by the Company. The Issuer exists solely to issue the Trust Preferred Securities and its own common securities and acquire and hold the Debentures, which are its sole assets. The net proceeds from the sale of the Debentures were applied to reduce the Company's outstanding obligations under its revolving bank credit facility. The underwriting commissions and other costs are being amortized over the 40 year life of the Trust Preferred Securities and the Debentures. The Company can redeem the Debentures for their liquidation value before their maturity in whole or in part on or after June 15, 2006. The Issuer will redeem all of the outstanding Trust Preferred Securities when the Debentures are redeemed or repaid at maturity. The Company has guaranteed the payments of distributions, redemption amounts and liquidation payments due on the Trust Preferred Securities to the extent the Issuer has funds available for the payments (the "Guarantee"). The obligations of the Company under the Guarantee are subordinate to its obligations to its other creditors to the same extent as the Debentures. The Company's obligations relating to the Trust Preferred Securities include obligations to make payments on the Debentures and obligations under the related junior subordinated indenture (as supplemented by the supplemental indenture) of the Company, the Guarantee and the amended and restated trust agreement of the Issuer. Taken together, these obligations represent a full and unconditional guarantee of amounts of the Trust Preferred Securities.

NOTE 11. SEGMENT INFORMATION

During 2001, the Company operated in two segments: leasing and facilities' operations. Revenues of the leasing segment were derived from rental agreements for properties that are triple net leased to third party operators. Revenues of the facility operations segment were derived from services provided to patients at the healthcare facilities operated for the Company's account. Performance is measured based on the return on investments for the leased properties and on contribution margin of the facilities' operations. The following table is a summary of these reportable segments as of the year ended December 31, 2001. Because the Company operated in only the leasing segment before January 1, 2001, a comparative table is not presented (dollars in thousands):

	Year Ended December 31, 2001			
	Leasing	Facilities' Operations	Unallocated	Total
Revenues	$ 47,430	$ 229,235	$ 2,347	$ 279,012
Expenses:				
Interest	—	—	5,879	5,879
Depreciation	13,129	6,302	—	19,431
Facilities' operations	—	223,201	—	223,201
General and administrative				
Recurring	4,129	—	—	4,129
Related to foreclosures and lease terminations	—	—	4,167	4,167
Five Star spin-off costs	—	—	3,732	3,732
Total	17,258	229,503	13,778	260,539
Income before distributions on trust preferred securities	30,172	(268)	(11,431)	18,473
Distributions on trust preferred securities	—	—	1,455	1,455
Net income (loss)	$ 30,172	$ (268)	$ (12,886)	$ 17,018
Real estate properties, at cost	$ 448,561	$ 144,638	$ —	$ 593,199

As a result of the Five Star Spin-Off, after January 1, 2002, the Company operates in a single segment: leasing.

NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND COMMITMENTS

The financial statements presented include rents receivable, senior notes, mortgages payable, other liabilities, security deposits and Trust Preferred Securities. The fair values of the financial instruments were not materially different from their carrying values at December 31, 2001 and 2000. The fair values of the senior notes, mortgage debt and Trust Preferred Securities are based on estimates using discounted cash flow analysis and currently prevailing market rates.

NOTE 13. CONCENTRATION OF CREDIT RISK

The assets included in these financial statements are primarily income producing senior housing real estate located throughout the United States. The following is a summary of the significant lessees as of and for the years ended December 31, 2001 and 2000 (dollars in thousands):

	December 31, 2001		Year Ending December 31, 2001	
	Investment[1]	% of Total	Revenue	% of Total
Marriott International, Inc.	$ 325,472	73%	$ 30,894	65%
HEALTHSOUTH Corporation	73,422	16%	10,271	22%
All others	49,667	11%	6,265	13%
	$ 448,561	100%	$ 47,430	100%

	December 31, 2000		Year Ending December 31, 2000	
	Investment[1]	% of Total	Revenue[2]	% of Total
Marriott International, Inc.	$ 325,472	73%	$ 30,141	47%
Brookdale Living Communities, Inc.	—	—	9,366	14%
HEALTHSOUTH Corporation	73,422	16%	9,267	14%
Mariner Post-Acute Network, Inc.	—	—	7,006	11%
All others	49,667	11%	8,658	14%
	$ 448,561	100%	$ 64,438	100%

(1) Historical costs before previously recorded depreciation and, in certain instances, after impairment losses.
(2) Included in revenue is $61 of mortgage interest income in 2000.

NOTE 14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations of the Company for 2001 and 2000 (dollars in thousands, except per share amounts):

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues[1]	$ 68,722	$ 67,242	$ 68,916	$ 74,132
Net income	2,836	2,750	5,522	5,910
Per share data:				
Net income	0.11	0.11	0.19	0.14

(1) 2001 revenues include patient revenues from facilities' operations.

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 18,597	$ 18,632	$ 15,208	$ 23,085(2)
Income before gain on sale of properties	7,560	7,268	4,374	11,820
Gain on sale of properties	—	—	—	27,415
Net income	7,560	7,268	4,374	39,235
Per share data:				
Income before gain on sale of properties	0.29	0.28	0.17	0.46
Net income	0.29	0.28	0.17	1.51

(2) Includes a gain on foreclosures and lease terminations, as described in Note 4.

NOTE 15. COMMITMENTS

On August 9, 2001, the Company entered an agreement to acquire 31 senior living communities with 7,487 units from Crestline Capital Corporation ("Crestline") for approximately $600.0 million. These communities were acquired on January 11, 2002, as described below.

NOTE 16. SUBSEQUENT EVENTS

On January 2, 2002, a tenant, HEALTHSOUTH Corporation ("HEALTHSOUTH"), settled a non-monetary default with the Company by exchanging properties. The Company delivered to HEALTHSOUTH title to five nursing homes which HEALTHSOUTH leased from the Company, one of which was closed by HEALTHSOUTH which created the non-monetary default. In exchange, HEALTHSOUTH delivered to the Company title to two rehabilitation hospitals which HEALTHSOUTH leases these from the Company. As part of this settlement, HEALTHSOUTH's lease was extended to December 2011, from January 2006, and the annual rent was reduced from $10.3 million to $8.7 million.

On January 11, 2002, the Company acquired 31 senior living communities for $600 million from Crestline using cash on hand from the offerings of equity and senior unsecured notes described in Notes 6 and 9, borrowings on the Company's revolving bank credit facility and assumption of certain liabilities. These communities are managed by a subsidiary of Marriott International, Inc. and are leased to Five Star. The initial lease to Five Star is to December 2017 and the minimum rent is $63 million per year plus a varying percentage of gross revenues each year which is paid as additional rent to the Company and escrowed for future capital expenditures at the leased facilities. In addition, percentage rent will be due, starting in 2003, in amounts equal to five percent (5%) of net patient revenues at each facility in excess of net patient revenues at such facility in 2002.

On February 15, 2002, the Company issued 15,000,000 common shares of beneficial interest, in an underwritten public offering for gross proceeds of $205.8 million. The proceeds received, net of underwriting commissions and costs of issuance of approximately $10.3 million, were applied to reduce the Company's outstanding borrowings under its revolving bank credit facility.

Corporate Information

EXECUTIVE OFFICES
Senior Housing Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617)796-8350
www.snhreit.com

OFFICERS
David J. Hegarty

President,
Chief Operating Officer
and Secretary

John R. Hoadley

Treasurer and
Chief Financial Officer

BOARD OF TRUSTEES
Frank J. Bailey*

Partner
Sherin and Lodgen LLP
Boston, Massachusetts

John L. Harrington*

Executive Director and Trustee
Yawkey Foundation
Dedham, Massachusetts

Arthur G. Koumantzelis*

President and Chief Executive Officer
Gainesborough Investments LLC
Lexington, Massachusetts

Gerard M. Martin

Managing Trustee of SNH, Director
of REIT Management & Research LLC
Newton, Massachusetts

Barry M. Portnoy

Managing Trustee of SNH, Chairman
of REIT Management & Research LLC
Newton, Massachusetts

**Audit Committee Member*

INVESTMENT MANAGER
REIT Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT AUDITORS
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43011
Providence, Rhode Island 02940-3011
(800) 426-5523
www.equiserve.com

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Tuesday, May 7, 2002, 9:30 A.M. at the Sheraton Newton Hotel, 320 Washington Street, Newton, MA 02458. All shareholders are invited to attend.

AVAILABLE INFORMATION
A copy of the Senior Housing Properties Trust 2001 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.snhreit.com or by writing to Investor Relations at the executive office address.

STOCK MARKET DATA
The Company's Common Shares of Beneficial Interest are traded on the New York Stock Exchange under the symbol SNH. The following table sets forth for the periods indicated the high and low closing prices of Common Shares in 2000 and 2001 as reported on the Composite Tape:

Quarter Ended	High	Low
March 31, 2000	$ 13.56	$ 8.19
June 30, 2000	10.25	7.33
September 30, 2000	9.56	7.94
December 31, 2000	10.31	8.81
March 31, 2001	$ 11.27	$ 9.75
June 30, 2001	13.15	11.06
September 30, 2001	13.85	12.40
December 31, 2001	13.95	12.21

As of March 15, 2002, there were 3,990 holders of record of Common Shares and the Company estimates that as of such date there were in excess of 85,000 beneficial owners of Common Shares.

The closing price for Common Shares as reported on the Composite Tape on March 15, 2002, was $13.94.

DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN
Senior Housing Properties Trust offers shareholders the opportunity to increase their investment in the Company through a Dividend Reinvestment and Cash Purchase Plan. This plan, administered by the Transfer Agent, EquiServe Trust Company, N.A., allows shareholders to reinvest their dividends and make additional cash payments to purchase shares without paying service charges or commissions. For more information concerning the plan, please contact the Transfer Agent at (800) 426-5523 or contact the Company.

SENIOR HOUSING PROPERTIES TRUST

400 Centre Street, Newton Massachusetts 02458-2076 (617) 796-8350

SEHCM-AR-02